As filed with the Securities and Exchange Commission on September 8, 2009
Registration No. 333-( )

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cimatron Ltd.
 (Exact Name of Registrant as Specified in its Charter)

State of Israel	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Cimatron Ltd.
11 Gush Etzion St., Israel
Givat Shmuel 54030, Israel
+972-3-531-2121
(Address and Telephone Number
of Registrant’s Principal Executive Offices)

Cimatron Technologies Inc.
26800 Meadowbrook Road, Suite 113, Novi, Michigan 48377
(+1) 248 596 9700
(Name, Address and Telephone Number
of Agent for Service)

Copies of Communications to:
David S. Glatt, Adv.
Asaf Harel, Adv.
Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Road
Ramat Gan 52506, Israel

Approximate date of commencement of proposed sale to the public:
From time to time after effectiveness of this registration statement (except as otherwise described herein).

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Ordinary shares, nominal value NIS 0.10 each	6,620,310	$0.91	$6,024,482	$336
Total	6,620,310	$0.91	$6,024,482	$336

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the reported high and low prices of the Registrant’s ordinary shares on the Nasdaq Capital Market on September 4 ,2009

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2009

PROSPECTUS
CIMATRON LTD.
6,620,310 Ordinary Shares

        This prospectus relates to the sale or other disposition, from time to time, by the selling shareholders identified in this prospectus, or their transferees, of up to 6,620,310 of our ordinary shares. We will pay all expenses of registering the foregoing ordinary shares. We will not receive any proceeds from the sale or other disposition of ordinary shares by the selling shareholders.

        You should read both this prospectus, together with the additional information described under the heading “Incorporation of Certain Documents by Reference,” before you decide to invest in our ordinary shares.

        Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “CIMT”. On September 4, 2009, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $0.92 per share.

        Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before purchasing our ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2009.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC” or “Commission.”

        Unless the context otherwise requires, all references in this prospectus to “Cimatron,” “we,” “our,” “our company,” “us” and the “Company” refer to Cimatron Ltd. and its consolidated subsidiaries.

        All references in this prospectus to “ordinary shares” refer to our ordinary shares, par value 0.10 NIS per share.

        All references in this prospectus to “dollars” or “$” are to United States dollars.

        All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the related notes, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

        Our corporate name is Cimatron Ltd. for both legal and commercial purposes. Cimatron was organized under the laws of the State of Israel in 1982. Our address is 11 Gush Etzion Street, Givat Shmuel 54030, Israel, and our telephone number is +972-3-531-2121. We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers, as well as among discrete parts manufacturers. We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers, as well as to discrete parts manufacturers, with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time. Following our merger with Gibbs System, Inc. (also referred to herein as “Gibbs”), effected during January 2008, we have enhanced our product offering for discrete part manufacturers.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The principal factors are described below.

Risks Related to Our Business

We face intensive competition in our industry.

        The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our Cimatron E and GibbsCAM product families, consists of integrated CAD/CAM systems, Mill/Turn and Multi Task Machining software. Many high-end market products are roughly similar to our Cimatron E product. As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products. In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

—	the compatibility of our products with other software applications and existing and emerging industry standards;

—	our ongoing product and feature development;

—	the offering of unique innovative products to the tooling industry;

—	the level of our product breadth and integration;

—	the technical expertise and support that we provide;

—	the flexibility of our products;

—	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

—	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

        Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E and/or GibbsCAM to be superior to existing competing products. In addition, new competitors may arise in each of the markets in which we currently operate. Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of two families of products.

        Sales and services related to the Cimatron E product family have historically accounted for substantially all of our revenue. While we have introduced the GibbsCAM product family following our merger with Gibbs, if sales of the Cimatron E family and/or the GibbsCAM family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

        Our products are designed for use by manufacturers of consumer products or consumer product components. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could cause a reduction in demand for products manufactured by our customers. Softening consumer demand for consumer products has in the past caused a decline in the demand for our products. Current global economic conditions, especially inflation and the credit crisis in the U.S., may cause a decrease in demand for our products in the near term and possibly longer. Any softening in demand for consumer products could cause uncertainty with respect to our expected revenues or adversely affect our revenues and operating results.

Unfavorable economic and market conditions and reduced consumer spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

        We are subject to the effects of global, economic and market conditions. Many of the world’s largest economies and financial institutions are currently experiencing a reduction in economic activity, decline in asset prices, liquidity problems and limited availability of credit. Prevailing global and U.S. macroeconomic conditions such as inflation and the weakening of the U.S. dollar in relation to many world currencies which make it more expensive to import consumer products into the U.S., as well as changes in microeconomic conditions such as tightening of local credit markets which could negatively impact the ability of manufacturers to obtain growth and working capital from local lenders, may negatively impact our enterprise business. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

The crisis in world credit markets has had a particularly severe impact on financing in the manufacturing sector in which many of our customers operate and thereby threatens a continued reduction in our primary source of revenues.

        The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations.The manufacturing industry has been particularly hard-hit by the global credit crisis, as manufacturers have found it very difficult to obtain the financing that they need in order to make capital expenditures for new hardware to be used in their operations. Because of the lack of financing for new hardware, manufacturers have had, and may continue to have, lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware. This rippling effect has begun to have, and could continue to have, a material adverse effect on our primary source of revenues, thereby impacting our operating results and overall financial condition in a material, negative manner.

One of the selling shareholders named in this prospectus beneficially owns a substantial amount of our ordinary shares and may therefore influence our affairs.

        DBSI Investments Ltd. (also referred to herein as “DBSI”) beneficially owns approximately 45.6% of our share capital. Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. The concentration of ownership of our ordinary shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price, especially if this shareholder sells substantial amounts of our ordinary shares under this registration statement.

Integration of recent acquisitions and any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

        One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we initiated the acquisition of our Italian distributor by acquiring 27.5% of the shares of it, along with an option to purchase the remaining outstanding shares of that company from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian distributor to 51%, and in July 2008, we completed our acquisition of the distributor by exercising our option to acquire the remaining 49% of its stock. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider, which thereafter became a wholly owned subsidiary. In January 2008 we completed the merger of Gibbs into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration in the merger with Gibbs, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our ordinary shares, which represent approximately 16% of our issued and outstanding share capital.

        We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of our merger with Gibbs or any future acquisition or investment in another company, we could experience difficulties assimilating that company’s personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company. In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

We are subject to several risks as a result of our international sales.

        To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business. Companies that engage in international sales are subject to a number of risks, such as:

—	agreements may be difficult to enforce through a foreign company’s legal system;

—	foreign countries could impose additional withholding or other taxes on our income;

—	foreign countries could impose tariffs or adopt other restrictions on foreign trade;

—	fluctuations in exchange rates;

—	changes in general economic conditions in one or more countries could affect product demand;

—	the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce; and

—	difficulties in managing overseas subsidiaries and international operations, including difficulty in retaining or replacing local management.

        There can be no assurance that these and similar factors will not have a material adverse effect on our future international sales and, consequently, on our business, future prospects and results of operations.

Many customers of the CAD/CAM industry have migrated their operations to the Far East. In order to remain competitive in the industry, we need to penetrate the Far East markets; operation in these markets subjects us to specific risks.

        Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for their manufacturing activities. We anticipate that this migration will continue. In order to continue to compete in the CAD/CAM software industry, we will need to increase our penetration of these markets. Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be materially adversely affected.

We are reliant upon independent distributors to market and support our products.

        We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. Whereas approximately 90% of Gibbs’ total revenues in 2007 resulted from sales made by Gibbs’ independent distributors, whom we refer to as Resellers, the merger with Gibbs has increased our reliance on independent distributors

Volatility in oil prices may significantly impact our customers’ costs of operations, which could cause unpredictable sales patterns for us by affecting demand for our products.

        Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers’ control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products.  In addition, in the case of a rise in oil prices and an accompanying rise in our customers’ expenses, they may respond by placing pressure on the prices that they are willing to pay for our products.  In that event, our business and results of operation may be adversely affected.

Following our acquisition of 100% of Microsystem, its results of operations will likely have a material impact on our results of operations.

        Following the exercise of both of our options to increase our holdings in Microsystem, our Italian Provider, first to 51% and then to 100%, which increases were consummated in July 2007 and July 2008, respectively,, we have fully consolidated the results of Microsystem (as of the third quarter of 2007). Therefore, Microsystem’s results of operation, including revenues, gross margins and operating income, will likely have a material effect on our results of operation including revenues, gross margins and operating income. The consolidation of Microsystem’s financial statements will also increase the impact of changes in the Euro – dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

We cannot assure you that we will continue to remain profitable on an annual basis or regain >profitability on a quarterly basis in the future.

        We incurred a net loss of approximately $4.6 million in 2005. Although we had net income of $0.5 million in 2006, net income of $1.9 million in 2007, and net income of $0.7 million in 2008, we incurred a net loss of approximately $0.56 million in the first quarter of 2009 and a net loss of approximately $0.08 million in the second quarter of 2009, and we cannot be certain that we will regain or maintain (as the case may be) profitability on a quarterly or annual basis.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

        Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

—	changes in timing of orders, especially large orders, for our products and services;

—	changes in the prices for our products and services;

—	adverse economic conditions and international exchange rate and currency fluctuations;

—	delays in the implementation of our solutions by customers;

—	changes in the proportion of service and license revenues;

—	timing of product releases;

—	changes in the economic conditions of the various industries in which our customers operate;

—	price and product competition;

—	increases in selling and marketing expenses, as well as other operating expenses;

—	technological changes; and

—	political instability in the Middle East.

        A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If that would happen in the future, the price of our ordinary shares will likely decrease again.

Because of our international operations, changes in exchange rates against the U.S. dollar have, and could continue to have, a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

        Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid. Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment. To the extent that the value of the New Israeli Shekel increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected. If the U.S. dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected. The New Israeli Shekel appreciation (devaluation) in relation to the U.S. dollar amounted to 8.2%, 8.9% and 1.1% for the years ended December 31, 2006, 2007 and 2008, and 10.2% and (6.4)% for the first and second quarters of 2009, respectively. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation will lag behind inflation in Israel. The Israeli rate of inflation (deflation) amounted to (0.1)%, 3.4% and 3.8% for the years ended December 31, 2006, 2007 and 2008, respectively.

In the first and second quarters of 2009, as had been the case prior to 2006, we once again experienced decreases in our revenues from products. If this trend continues, it will likely adversely affect our gross margins and profitability.

        As had been the case in 2005, when our revenues from the sale of products decreased relative to their level in 2004, our product revenues fell by 41% during the first quarter of 2009, to $2.9 million from $4.9 million during the equivalent quarter of 2008, and by 36% during the second quarter of 2009, to $3.3 million from $5.1 million during the equivalent quarter of 2008. During 2006, 2007 and 2008, our revenues from the sales of products had increased each year, from approximately $9.0 million in 2005, to approximately $9.6 million in 2006, $14.3 million in 2007 and $20.1 million in 2008. At the same time, revenues from maintenance and services also increased during the last two years of such three year stretch, increasing to approximately $20.9 million in 2008 from approximately $14.3 million in 2007 and approximately $11.8 million in 2006. Our gross margin from most of our products is higher than our gross margin from services. This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products. If our overall percentage of revenues comprised by maintenance and service revenues continues to increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products decrease, such decrease may adversely affect our future maintenance and service revenues, as it may result in a smaller user base to purchase maintenance and service contracts from us.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

        It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline. In addition, if a product we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

        Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true for the markets in which the majority of our research and development personnel are located, namely Israel and in the State of California, as competition for qualified personnel is intense in those markets. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli and California laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with substantially all of our employees in Israel and in California. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period. However, under current Israeli and California laws, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

We are affected by volatility in the securities markets.

        Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. The volatility has often been unrelated to the operating performance of these companies, including Cimatron, and has been aggravated due to the current crisis in global financial markets. As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

        To date, most of the software relating to the Cimatron E family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations. Most of the software relating to GibbsCAM has also been developed internally, however, Gibbs, like Cimatron, also relies on certain third party software and tools embedded in GibbsCAM product.

We may not be successful in protecting our intellectual proprietary technology and this could result in the loss of revenue.

        We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products. The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others. This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do. For instance, we have encountered significant piracy problems in certain jurisdictions, including in Brazil, Taiwan, Israel and China, where we face significant competition from pirated copies of our products. These problems may increase as many of our customers and their competitors migrate their businesses to lower cost labor markets in the Far East. Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We may be subject to litigation to determine the scope of proprietary rights of others.

        Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe upon any existing third-party proprietary rights, and to our knowledge there have been no claims of infringement by us of third-party proprietary rights to date; however, there can be no assurance that any such claims will not be asserted against us in the future. If infringement is alleged, we could be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses on terms commercially acceptable to us, if at all.

Risks Related to our Operations in Israel

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation (deflation) amounted to (0.1)%, 3.4% and 3.8% for the years ended December 31, 2006,2007 and 2008, respectively.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices and research and development facilities are located in Israel. In addition, a portion of our sales is made to customers in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon into northern Israel. Recently, in December 2008 and January 2009, there was an escalation in violence between Israel and Hamas, and significant hostilities along Israel’s border with the Gaza Strip. Despite the cessation of such escalation, there can be no assurance that the relative calm that has been achieved will continue. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

Our operations may be disrupted by the obligation of our personnel to perform military service.

        Many of our officers and employees in Israel are obligated to perform annual military reserve duty and may be called to active duty under emergency circumstances. At various times over the last five years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The government programs and tax benefits that we currently receive and previously received require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

        We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

        In connection with research and development grants received from the Office of the Chief Scientist of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

        In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

We may be required to pay royalties to the OCS in respect of sales since January 1, 2005.

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. This process is still ongoing. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to June 30th, 2009 in the amount of $2.8 million, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above-mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005 could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements or if the amount that we become obligated to pay exceeds the amounts for which we have accrued in our financial statements, such payments would negatively impact our earnings.

It may be difficult to effect service of process and enforce judgments against directors or officers in Israel.

        We are incorporated in Israel. The majority of our executive officers and directors are located outside the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel since Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agreed to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Risks Related to this Offering

Future sales of our ordinary shares in the public market under this registration statement could cause the market price for our ordinary shares to fall.

        In light of the average trading volume of our shares, if one, or all, of DBSI, William Gibbs or 3Kotek 2 B.V. (also referred to herein as “Kotek”) sells substantial amounts of our ordinary shares under this registration statement, such sale may adversely affect our share price. A large number of such shares were previously subject to resale restrictions under applicable securities laws.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under “Risk Factors” and elsewhere in this prospectus, as well as in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

        We urge you to consider that statements that use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under “Risk Factors,” elsewhere in this prospectus and in the documents we have incorporated by reference.

        Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

OFFER STATISTICS AND EXPECTED TIMETABLE

        The selling shareholders identified in this prospectus may sell from time to time up to 6,620,310 ordinary shares. We have agreed to maintain the effectiveness of this registration statement until the earliest of (i) five years after the effective date of this registration statement, (ii) such time as all of the shares registered under this registration statement have been sold pursuant to this registration statement or (iii) the date on which all of the shares registered under this registration statement may be resold without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (sometimes referred to hereafter as the “Securities Act”) or any other rule of similar effect.

CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth unaudited consolidated short-term debt and capitalization, determined in accordance with accounting principles generally accepted in the United States (“GAAP”), as at June 30, 2009. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

As of July 31, 2009 (Actual, in U.S.$ thousands)

Short term debt	107
Long term debt	255
Total shareholders equity	14,914

REASONS FOR THE OFFER AND USE OF PROCEEDS

        The registration of the resale of the shares hereunder is being carried out pursuant to our obligations under existing registration rights agreements with the selling shareholders. Two of the selling shareholders – DBSI and Kotek – have certain registration rights pursuant to a registration rights agreement, dated as of June 3, 2007, by and among us, Koonras Technologies Ltd. (“Koonras”) and DBSI (the “Registration Rights Agreement”) with respect to the ordinary shares purchased by DBSI and Koonras from Zeevi Computers and Technology Ltd. in February 2002. Under the Registration Rights Agreement, we undertook to register all of the ordinary shares held as of the date thereof by Koonras and DBSI. On June 3, 2008, in connection with the sale of 854,360 of our ordinary shares to Kotek, Koonras assigned to Kotek all registration rights applicable to such shares under the Registration Rights Agreement.

        The registration of the resale of the shares of the third selling shareholder – Mr. William F. Gibbs – is likewise being effected due to his registration rights under an existing registration rights agreement with us. On December 31, 2007, in connection with our consummation of our merger transaction with Gibbs System, Inc., we entered into a registration rights agreement with Mr. Gibbs with respect to the 1,500,000 shares issued to him as part of the merger consideration. Pursuant to such registration rights agreement, Mr. Gibbs has the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

        This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy the foregoing registration obligations. Accordingly, this prospectus covers the disposition by the selling shareholders, or their transferees, of 6,620,310 ordinary shares held by the selling shareholders.

        We will not receive any of the proceeds from the sale or other disposition of our ordinary shares, or interests therein, by the selling shareholders.

PRICE HISTORY OF OUR ORDINARY SHARES

        Our ordinary shares were quoted on the NASDAQ Global Market System (formerly the Nasdaq National Market) from March 1996 until April 17, 2001, from which time our ordinary shares have been traded on the NASDAQ Capital Market (formerly the Nasdaq SmallCap Market). Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States. The table below sets forth the high and low bid prices of the ordinary shares, as reported by NASDAQ during the indicated fiscal periods:

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:
August 2009	0.98	0.80
July 2009	0.95	0.81
June 2009	1.05	0.82
May 2009	1.18	0.80
April 2009	0.91	0.76
March 2009	0.98	0.72

Fiscal quarters during two most recent full
financial years and subsequent quarters:
Second Quarter 2009	1.18	0.76
First Quarter 2009	1.33	0.56
Fourth Quarter 2008	1.64	0.65

Period	High (U.S. $)	Low (U.S. $)

Third Quarter 2008	2.35	1.50
Second Quarter 2008	3.06	1.58
First Quarter 2008	3.98	2.53
Fourth Quarter 2007	3.06	2.13
Third Quarter 2007	2.50	1.83
Second Quarter 2007	4.58	2.00
First Quarter 2007	3.30	1.34

Five most recent years:
2008	3.98	0.65
2007	4.58	1.34
2006	1.73	1.00
2005	2.14	1.05
2004	2.95	1.25

        On September 4, 2009, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $0.92 per share.

SELLING SHAREHOLDERS

        This prospectus covers an aggregate of 6,620,310 ordinary shares held by the selling shareholders.

        The table below provides information about the beneficial ownership of each selling shareholder as to:

—	the number of ordinary shares that are beneficially held by such selling shareholder and the percentage of our outstanding share capital constituted thereby;

—	the maximum number of shares that may be offered by such selling shareholder under this prospectus and the percentage of our outstanding share capital constituted thereby; and

—	the number of shares to be beneficially held by such selling shareholder following the offering (assuming that the maximum number of shares that may be offered by such shareholder hereunder are so offered, and no other shares are beneficially acquired by the shareholder) and the percentage of our outstanding share capital constituted thereby.

        We cannot state with certainty the number of ordinary shares that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may sell or otherwise dispose of all, some or none of the ordinary shares beneficially owned by them prior to this offering, and may subsequently acquire the beneficial ownership of other ordinary shares. Our registration of these securities does not necessarily mean that the selling shareholders will dispose of any or all of the securities.

        The information provided in the table below is provided as of September 4, 2009 and is based on information provided by the selling shareholders. For purposes of calculating each person’s or entity’s percentage ownership of outstanding ordinary shares, there were 9,124,542 ordinary shares outstanding on September 4, 2009.

Name of selling shareholder	Number of shares beneficially owned prior to the offering	Percentage of outstanding ordinary shares prior to offering	Number of ordinary shares offered hereby	Percentage of outstanding ordinary shares represented by offered shares	Number of shares beneficially owned following the offering	Percentage of outstanding ordinary shares to be beneficially owned following the offering

DBSI Investments Ltd. (1)	4,265,950	46.7%	4,265,950	46.7%	0	0.0%

William F. Gibbs (2)	1,500,666	16.4%	1,500,000	16.4%	666	0.0%

3Kotek 2 B.V. (3)	894,360	9.8%	854,360	9.4%	40,000	0.4%

(1) The address of this selling shareholder is 85 Medinat Hayehudim St. Herzliya, Israel. DBSI is controlled by Barak Dotan through B.R.Y.N. Investments Ltd., a company under his control, and by Yossi Ben Shalom through Pulpit Rock Investments Ltd. and White Condor Investments Ltd., companies under his control. Mr. Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Ben Shalom and Mr. Dotan, affiliates of DBSI, serve as members of our board of directors and may be deemed beneficial owners of the shares held by DBSI, and Mr. Yoel Rosenthal, the CFO of DBSI (who does not share in the equity ownership of DBSI), also serves on our board of directors. Each of such three members of our board of directors disclaims beneficial ownership of the shares held by DBSI (in the cases of Messrs. Ben-Shalom and Dotan, except to the extent of their respective pecuniary interests therein).

(2) The address of this selling shareholder is 4017 N. Cedarpine Lane, Moorpark, CA 93021, California, U.S.A. During January 2008, we merged Gibbs System, Inc. (also known as Gibbs & Associates) with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. Following the merger with Gibbs, Mr. Gibbs was issued 1,500,000 ordinary shares, which represented at the time approximately 16% of our outstanding share capital. Additionally, Mr. Gibbs was appointed as the vice chairman of our Board of Directors. Under the merger agreement, we undertook to Mr. Gibbs that he will serve as the vice chairman of our Board of Directors as long as he continues to hold at least 9% of our issued and outstanding share capital.

(3) The address of 3Kotek 2 B.V., a company incorporated under the laws of the Netherlands, is Wielewaaleg 1, 4791, PD, Klundert, Netherlands. Of such 894,360 ordinary shares, 854,360 were acquired from Koonras on June 3, 2008 and are held by Kotek, and 40,000 were acquired from an affiliate on September 2, 2008 and are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the ordinary shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the ordinary shares held by Kotek. (4) Based on information provided to us, we believe that none of the selling shareholders is either a registered broker-dealer or an affiliate of a registered broker-dealer.

Additional Background Information Concerning the Share Ownership of Major Shareholders

        In February 2002, Koonras, a subsidiary of Polar Communications Ltd., and DBSI consummated a transaction with Zeevi Computers and Technology Ltd., or ZCT, by which they acquired, for approximately $9,900,000, all of our ordinary shares previously held by ZCT, representing 64.3% of our share capital (including in this calculation 161,100 of our ordinary shares which we have subsequently repurchased and which, pursuant to Israeli law, cannot be voted and possess no rights other than upon liquidation). Following this transaction, each of Koonras and DBSI beneficially owned approximately 33% of our ordinary shares. Accordingly, DBSI and Koonras effectively had the ability to control the outcome of most matters that were submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. Koonras and DBSI had entered into an agreement by which, among other matters, they had each appointed one half of our directors, and vote together at our shareholders’ meeting. Following the consummation of the transactions described below, Koonras no longer holds any shares of the Company and all such arrangements with DBSI were terminated.

        On May 11, 2008, DBSI and Koonras signed an agreement pursuant to which DBSI purchased 1,700,000 shares from Koonras (comprising approximately 18% of our outstanding share capital) at a price per share of $2.80. Following the consummation of such transaction on or about June 26, 2008, DBSI held approximately 45.6% of our outstanding share capital.

        Following the consummation of the sale of Koonras’ remaining shares to Kotek, Kotek held approximately 9.1% of our share capital and Koonras no longer held any share capital of the Company.

PLAN OF DISTRIBUTION

        The selling shareholders, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

—	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

—	block trades in which a broker-dealer will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

—	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

—	broker-dealers may agree with the selling shareholders to sell a specified number of ordinary shares at a stipulated price per share;

—	a combination of any such methods of sale; and

—	any other method permitted pursuant to applicable law.

        The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgees, transferees or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions that they assume. The selling shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling shareholders from the sale of ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

        The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

        The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit that they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to any applicable prospectus delivery requirements of the Securities Act.

        To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (sometimes referred to hereafter as the “Exchange Act”) may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered under this prospectus.

        We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (i) five years after the effective date of this registration statement, (ii) such time as all of the shares registered hereunder have been sold pursuant to this registration statement or (iii) the date on which all of the shares registered hereunder may be resold by the selling shareholders without registration by reason of Rule 144 under the Securities Act or any other rule of similar effect.

EXPENSES ASSOCIATED WITH THE REGISTRATION

        We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $534, as set forth below:

SEC registration fee	$336
Printing, EDGAR and photocopying fees	$200
Legal fees and expenses	N/A
Accounting fees and expense	N/A
Transfer agent and registrar fees and expenses	N/A
Miscellaneous expenses	N/A
Total Expenses	$536

VALIDITY OF SECURITIES

        The validity of the ordinary shares offered hereby will be passed upon for us by Meitar Liquornik Geva & Leshem Brandwein, Ramat-Gan, Israel.

EXPERTS

        Our consolidated financial statements as of December 31, 2008 and for each of the three years in the period then ended incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) have been so incorporated in reliance on the report of Brightman Almagor Zohar & Co., an independent registered public accounting firm and a member of Delloite Touche Tohmatsu, given on the authority of said firm as experts in auditing and accounting.

MATERIAL CHANGES

        Except as otherwise described in the 2008 20-F and our Reports on Form 6-K furnished to the SEC after December 31, 2008, all of which are incorporated by reference herein, no material changes in our affairs have occurred since December 31, 2008.

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        There is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        We have irrevocably appointed Cimatron Technologies, Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933 with respect to the securities offered under this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings that are set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

        We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F, which we are required to file by June 30 of each year. We also furnish to the SEC, under cover of Form 6-K, material information that we are required to make public in Israel, that we file with, and that is made public by, any stock exchange on which our shares are traded, or that we distribute, or that is required to be distributed by us, to our shareholders.

        The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, http://www.cimatron.com. The information contained on, or linked from, our website is not a part of this prospectus.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with, or submit to, it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

—	Our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 29, 2009;

—	Our Report on Form 6-K furnished to the SEC on August 12, 2009; and

—	The description of our ordinary shares (which are registered under Section 12(b) of the Exchange Act), which was set forth in our Report on Form 6-K, furnished to the SEC on September 7, 2009

        In addition, all amendments to the foregoing reports and all subsequent annual reports on Form 20-F and any reports on Form 6-K subsequently furnished to the SEC or portions thereof that we specifically identify in such Forms 6-K as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or furnishing of such documents.

        As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among such documents or between any such document and this prospectus, you should rely on the statements made in the most recent document.

        We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

Cimatron Ltd.
11 Gush Etzion Street, Givat Shmuel, 54030, Israel
Tel.: +972-3-531-2121
Fax: +972-3-531-2097
Attn.: Chief Financial Officer

        You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

6,620,310 Ordinary Shares

CIMATRON LTD.

PROSPECTUS

SEPTEMBER 8, 2009

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers.

Exculpation of Office Holders

        Under the Israeli Companies Law, 5759-1999 (referred to hereafter as the “Companies Law”), an Israeli company may not exempt an officer or director (an “Office Holder”) from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, if its articles of association so provide. Our articles of association allow our board of directors to resolve to exempt an office holder from his or her liability to the Company, in whole or in part, with respect to a breach of his or her duty of care, other than breach of such duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

Office Holder Insurance

        Our articles of association provide that we may carry a directors’ and officers’ liability insurance policy, which shall provide for payment of certain liability claims and the related expenses of our directors and officers in connection with threatened, pending, or completed actions, suits or proceedings against them in their capacities as directors and officers, in accordance with the Companies Law, with respect to:

—	a breach of their duty of care to us or to any other person;

—	a breach of their duty of loyalty to us, provided that the relevant Office Holder(s) acted in good faith and had reasonable cause to assume that the act or omission would not harm our interests; and

—	a financial liability imposed upon them in favor of another person by reason of an act or omission of such person(s) in their capacities as Office Holder(s).

Indemnification of Office Holders

        Our articles of association provide that we may indemnify and undertake to indemnify an Office Holder against:

—	A financial liability imposed on him or her in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission done by him or her in his or her capacity as an Office Holder;

—	Reasonable litigations expenses, including attorney’s fees, actually incurred by such Office Holder or imposed on him or her by a court in an action, suit or proceeding brought against him or her by us or on our behalf or by others, or in connection with a criminal action from which he or she was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent, in each case by reason of an act or omission of such person in his or her capacity as an Office Holder; and

—	Reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent, in each case by reason of an act or omission of such person in his or her capacity as an Office Holder.

        Our articles of association also include a provision authorizing us to indemnify or undertake in advance to indemnify an Office Holder in respect of all or part of such Office Holder’s liability to us for the liabilities and expenses described in the preceding paragraphs, provided that with respect to financial liabilities imposed on him or her in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission carried out by him or her in his or her capacity as an Office Holder, any advance undertaking to indemnify is limited to those categories of events, and to such amounts and/or criteria, as our board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

Limitations on Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an Office Holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the Office Holder of his or her duty of loyalty, unless the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the Office Holder of his or her duty of care, if the breach was carried out intentionally or recklessly (excluding mere negligence);

—	any act or omission carried out with the intent to derive an illegal personal benefit; or

—	any fine or forfeit levied against the Office Holder as a result of a criminal offense.

Required Approvals

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

        Our shareholders have approved the indemnification of our directors to the maximum extent permitted by our articles of association and exculpation of our directors from all liability for damage resulting from any director’s breach of care towards us, pursuant to the provisions of our articles of association. We have acquired directors’ and officers’ liability insurance covering our Office Holders for certain claims.

Item 9.	Exhibits.

Exhibit No.	Description

4.1	Amended and Restated Articles of Association of the Registrant. (1)

4.2	Form of Registration Rights Agreement, dated June 3, 2007, by and among the Registrant, 3Kotek 2 B.V. (as successor to Koonras Technologies Ltd.) and DBSI Investments Ltd. . (2)

4.3	Form of Registration Rights Agreement, dated December 31, 2007, by and between the Registrant and Mr. William F. Gibbs. (3)

5.1	Opinion of Meitar Liquornik Geva & Leshem Brandwein, counsel to the Registrant, as to the legality of the securities being offered under this registration statement.

23.1	Consent of Brightman Almagor Zohar, Member of Delloite Touche & Co.

23.2	Consent of Meitar Liquornik Geva & Leshem Brandwein (included in Exhibit 5.1).

24.1	Power of Attorney (see the signature page to this registration statement).

(1)	Incorporated by reference to Exhibit A to the Registrant’s proxy statement for its 2006 annual meeting of shareholders, included in the Registrant’s report on Form 6-K, filed with the Securities and Exchange Commission on November 22, 2006.

(2)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on June 28, 2007.

(3)	Incorporated by reference to Exhibit 4.2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.

Item 10.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) (1)(i), (a) (1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided, however, that this paragraph (4) shall not apply to the extent that such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (5)        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

        If the Registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the Registrant pursuant to the provisions described under “Item 8. Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Givat Shmuel, State of Israel, on September 8, 2009.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Dan Haran and Ilan Erez, and each of them with power of substitution, as his or her attorney-in-fact, in all capacities, to sign any amendments to this registration statement (including post-effective amendments) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dan Haran —————————————— Dan Haran	Chief Executive Officer (principal executive officer)	September 8, 2009

/s/ Ilan Erez —————————————— Ilan Erez	Chief Financial Officer (principal financial officer and principal accounting officer)	September 8, 2009

/s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom	Chairman of the Board of Directors	August 31, 2009

/s/ William F. Gibbs —————————————— William F. Gibbs	Director	August 27, 2009

/s/ Barak Dotan —————————————— Barak Dotan	Director	August 31, 2009

/s/ David Golan —————————————— David Golan	Director	August 26, 2009

/s/ Yoel Rosenthal —————————————— Yoel Rosenthal	Director	August 31, 2009

/s/ Eti Livni —————————————— Eti Livni	Director	September 1, 2009

/s/ Rami Entin —————————————— Rami Entin	Director	September 1, 2009

Authorized Representative in the U.S.:

Cimatron Technologies Inc. ————————————————————————————

By: Name: Title:	/s/ William F. Gibbs ———————————————————————————— William F. Gibbs President

Date:	August 27, 2009 ————————————————————————————

EXHIBIT INDEX

Exhibit No.	Description

4.1	Amended and Restated Articles of Association of the Registrant. (1)

4.2	Form of Registration Rights Agreement, dated June 3, 2007, by and among the Registrant, 3Kotek 2 B.V. (as successor to Koonras Technologies Ltd.) and DBSI Investments Ltd. . (2)

4.3	Form of Registration Rights Agreement, dated December 31, 2007, by and between the Registrant and Mr. William F. Gibbs. (3)

5.1	Opinion of Meitar Liquornik Geva & Leshem Brandwein, counsel to the Registrant, as to the legality of the securities being offered under this registration statement.

23.1	Consent of Brightman Almagor Zohar, Member of Delloite Touche & Co.

23.2	Consent of Meitar Liquornik Geva & Leshem Brandwein (included in Exhibit 5.1).

24.1	Power of Attorney (see the signature page to this registration statement).

(1)	Incorporated by reference to Exhibit A to the Registrant’s proxy statement for its 2006 annual meeting of shareholders, included in the Registrant’s report on Form 6-K, filed with the Securities and Exchange Commission on November 22, 2006.

(2)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on June 28, 2007.

(3)	Incorporated by reference to Exhibit 4.2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.